LIBERTY-STEIN ROE FUNDS INCOME TRUST
Stein Roe Income Fund
Stein Roe Intermediate Bond Fund
Stein Roe High Yield Fund

RESOLVED that effective as of August 1, 2000, the Board establishes, designates and authorizes the issuance of five classes of shares of each of the Income Fund, Intermediate Bond
Fund and High Yield Fund with the existing shares designated as Class S shares and four classes designated as Class Z, Class A, Class B and Class C; and the officers are hereby authorized to do or cause to be done any actions necessary to give effect to the creation of each such class of shares for each such Fund, including filing an amendment or amendments to the registration statement of the Trust.